September 22, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010

RE:	Select Medical Holdings Corporation
Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Select Medical Holdings Corporation (the “Registrant”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. EDT on September 24, 2009, or as soon thereafter as practicable.
     The Registrant acknowledges that:
     1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     3. the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SELECT MEDICAL HOLDINGS CORPORATION
/s/ Michael E. Tarvin
Michael E. Tarvin
Executive Vice President, General Counsel and Secretary

September 22, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Medical Holdings Corporation Registration Statement on Form S-1 Registration File No. 333-152514
Dear Sir/Madam:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Select Medical Holdings Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Daylight Time on September 24, 2009, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Act, we wish to advise you that the Preliminary Prospectus issued September 9, 2009 through September 22, 2009 was distributed as follows:
     Approximately 19,343 copies of the Preliminary Prospectus were distributed to Underwriters, Dealers, Institutions and Others.
     We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
Very truly yours,
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities Inc.

Securities and Exchange Commission 2 September 22, 2009
Acting severally on behalf of themselves and the several
Underwriters
By: Goldman, Sachs & Co.

By:	/s/ Goldman Sachs & Co.
Goldman Sachs & Co.

By: Morgan Stanley & Co. Incorporated

By:	/s/ Andrew Bhak
Name: Andrew Bhak
Title: Managing Director

By: Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Pete Chapman
Name: Pete Chapman
Title: Head of US Equity Syndicate

By: J.P. Morgan Securities Inc.

By:	/s/ Victoria Aparece
Name: Victoria Aparece
Title: Vice President